ECONOMIC ANALYSIS – WOODLAND-ROCKELL NO. 1 GP

Calculations below are based on quotes from WSJ for 01/24/18 settlement. Prices vary daily.

PROJECT ECONOMIC ASSUMPTIONS	
Category	High Quality Probable[1]
Total Investment Amount	$390,000
Investor Working Interest - BPO (Before Payout)	50.00%
Investor Working Interest - APO (After Payout)	50.00%
Lease NRI	80%
Producing Days	350 / year
Projected Production Post Re-stimulation	67 bopd
Colorado Severance Tax Rate	5.00%
Operating Expense	$2,500 / mo.
Breakeven Oil Price	$10.70 / barrel
Projected Lifespan	20+ Years
Cost of (1) Member Unit	$1,000

PROJECTED ECONOMIC RESULTS FOR (2) UNITS

The following three scenarios offer a guide to understanding the return an investor might receive on their investment from the Well if it is re-stimulated and production is as expected, or if commercial production cannot be re-established or if the price falls to the breakeven price. Each Well, and each phase of each Well, has unique return characteristics depending on the level of production and the prevailing market price of oil and gas which vary daily.

	EXPECTED PRODUCTION[2] @ "WTI 12 Mo. STRIP" PRICE[3]	EXPECTED PRODUCTION @ "BREAKEVEN" OIL PRICE[4]	DRY HOLE[5]
Net Income	$7,330	$2,000	$0
(ROI) Return on Investment	3.65 : 1	1 : 1	---
(IRR) Internal Rate of Return	66%	0%	- 100%
Payback in Months	18	237	N/A

[1] **Woodland-Rockwell No 1 GP is categorized as a High Quality Probable Well Location according to the Society of Petroleum Engineers (SPE), American Association of Petroleum Geologists (AAPG), World Petroleum Council (WPC), Society of Petroleum Evaluation Engineers (SPEE), and Society of Exploration Geophysicists (SEG), resources categorized as "High- Quality Probable" are assigned a 50-90% confidence level that the well will produce at least as much as projected, assuming the well is successfully drilled, tested, and completed.**

[2] **EXPECTED PRODUCTION: Represents the expected production, expressed in barrels of oil and/or cubic feet of natural gas, based on the Project Sponsor's analysis of the Rockwell No. 1 Well taking into consideration the following data: historical production data, decline curve and reservoir analysis and the response of nearby analogous wells to re-stimulation. Actual production of the Rockwell No. 1 Well may vary widely from expected production as stated by Project Sponsor. DRILLING OIL WELLS IS INHERENTLY RISKY. INVESTORS MAY LOSE THEIR ENTIRE INVESTMENT IN THE EVENT OF A DRY HOLE.**

[3] **WTI 12 Month Strip Price - Project Sponsor's economic analysis was performed using WTI (West Texas Intermediate) crude and natural gas pricing as posted on the Wall Street Journal web site for futures contracts settled on 1/24/2018. The NYMEX is the primary exchange for trading WTI crude oil and natural gas futures contracts. Strip pricing is the average of the daily settlement prices by month through February 2027 for oil and December 2030 for natural gas contracts. SEE APPENDIX A FOR ADDITIONAL PROJECTIONS BASED ON A VARIETY OF PRICES HELD FLAT OVER THE LIFE OF THE PROJECT.**

[4] **Break Even Price - Represents Project Sponsor's (1) production forecast, (2) operating cost estimate, and (3) capital investment by the investor plus all burdens, fees, and frontend loads, resulting in a breakeven price of $10.70 per barrel for Investors.**

[5] **Dry Hole - Refers to a scenario in which production from the well cannot be re-established at a commercially viable rate after the re-stimulation work is completed necessitating that the well to be plugged and abandoned.**

Investors should evaluate the proposed project after considering the foregoing economic variables and the RISK FACTORS associated with the project, including but not limited to: (a) the risk of a dry hole, (b) risk that the production from a successful stimulation is less than estimated, and (c) risk that the price of oil falls below the breakeven price.